FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated September 29, 2009 ("Announcement Regarding Financing Agreement for Turkcell Group Subsidiaries")

EXHIBIT 99.1

ANNOUNCEMENT REGARDING FINANCING AGREEMENT FOR TURKCELL GROUP SUBSIDIARIES

Subject:Statement made pursuant to Circular VIII,No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Following our Board of Directors decision of August 27, 2009 we had announced a financing facility of up to US$450 million to be used for the financing needs of the domestic and international subsidiaries of Turkcell Group. Within this context, a financing agreement of US$258 million has been signed. This financing, which has a maturity of 3 years and a total cost of Libor+375 bp has been obtained by our Holland-based subsidiary, FinanCell B.V., and is guaranteed by Turkcell.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Savas Ata Yavuz
Investor&Int. Media Relations	Accounting
Division Head	Division Head
29.09.2009, 09:00	29.09.2009, 09:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 29, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 29, 2009	By:	/s/ Savas Ata Yavuz
Name: Savas Ata Yavuz Title: Accounting - Division Head